CHAPMAN AND CUTLER LLP                                    111 WEST MONROE STREET
                                                         CHICAGO, ILLINOIS 60603


                                 March 28, 2014


VIA EDGAR CORRESPONDENCE
------------------------

Jamie Walter
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549


      Re:        First Trust Variable Insurance Trust (the "Trust")
                         File Nos. 811-22652 and 333-178767
             -----------------------------------------------------------

Dear Ms. Walter:

      This letter responds to your comments regarding the registration statement filed on Form N-1A for First Trust Variable Insurance Trust (the "Trust") with the Securities and Exchange Commission (the "Commission") on January 8, 2014 (the "Registration Statement"). The Registration Statement relates to the First Trust Multi Income Allocation Portfolio (the "Fund"), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

      This letter accompanies Post-Effective Amendment No. 5 under the Securities Act of 1933, as amended, to the Registration Statement, filed on March 26, 2014. The purpose of the filing is to allow the staff of the Commission to review the addition of a second class of shares of the Fund. The Registrant plans to seek effectiveness on or before May 1, 2014.

      Please also note that to the extent that the staff of the Commission's previous comments to recently filed registration statements for the First Trust family of open-end and exchange-traded funds were applicable, we have made the corresponding changes to the prospectus and statement of additional information of this Fund.

COMMENT 1 - GENERAL

      Please confirm that all bracketed and incomplete disclosure will be completed in a subsequent amendment to the Registration Statement.


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Jamie Walter
March 28, 2014
Page 2



RESPONSE TO COMMENT 1

      All bracketed and incomplete disclosure will be completed in a subsequent amendment to the Registration Statement

COMMENT 2 - COVER PAGE

      Please confirm that the cover page will contain a 498(b)(v) legend.

RESPONSE TO COMMENT 2

      The Fund will not have a summary prospectus, and therefore will not require a 498(b)(v) legend.

COMMENT 3 - FEE TABLE

      Add a footnote to the fee table disclosing that Acquired Fund Fees and Expenses are based on estimated amounts for the current fiscal year.

RESPONSE TO COMMENT 3

      Based on estimated net assets of $100 million for the current fiscal year, the Fund's acquired fund fees and expenses do not meet the threshold for disclosure as a line item expense; therefore, the "Acquired Fund Fees and Expenses" line item has been removed from the fee table.

COMMENT 4 - FEE TABLE

      Please confirm that any interest or dividend expenses will be included in the fee table.

RESPONSE TO COMMENT 4

      The Fund does not anticipate incurring any such expenses in the current fiscal year.

COMMENT 5 - EXPENSE EXAMPLE

      Revise the example to make clear that Fund expenses will remain the same for all periods shown.


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Jamie Walter
March 28, 2014
Page 3



RESPONSE TO COMMENT 5

        The disclosure has been revised to state that "the example assumes ... that the Fund's annual operating expenses (before any fee waivers or expense reimbursements) remain at current levels for the time periods indicated."

COMMENT 6 - PRINCIPAL INVESTMENT STRATEGIES

      The disclosure states that the "Fund may also temporarily take a defensive posture that seeks to reduce risk when market volatility is expected to exceed normal ranges. In so doing, the Fund may allocate assets without limitation into cash or short-term fixed income securities, and away from riskier assets. When volatility decreases, the Fund may move assets out of cash and back into riskier securities." Move this disclosure from Principal Investment Strategies to the
Item 9 disclosure section of the prospectus.

RESPONSE TO COMMENT 6

      The prospectus has been revised in accordance with this comment.

COMMENT 7 - PRINCIPAL RISKS

      Remove the disclosure that states "an investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency."

RESPONSE TO COMMENT 7

      It is possible that the Fund may be sold through an insured depositary institution or an affiliate thereof; therefore, the prospectus has not been revised in accordance with this comment.

COMMENT 8 - PRINCIPAL RISKS

      Please inform the staff whether the Fund will be sold through insured depository institutions.

RESPONSE TO COMMENT 8

           Please see response to Comment 7.



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Jamie Walter
March 28, 2014
Page 4



COMMENT 9 - MANAGEMENT

      In the statement, "Each Investment Committee member has served as a part of the portfolio management team of the Fund since inception," use the year of the Fund's inception in place of the word, "inception."

RESPONSE TO COMMENT 9

       The prospectus has been revised in accordance with this comment.

COMMENT 10 - ADDITIONAL INFORMATION ON THE FUND'S INVESTMENT OBJECTIVES AND STRATEGIES

      The disclosure states that the Fund's advisor uses quantitative models to select the Fund's tactical allocation weights and to select individual securities for the Fund's portfolio. Please disclose who is responsible for developing these quantitative models. Additionally, disclose the risks associated with using such models.

RESPONSE TO COMMENT 10

      The prospectus has been revised to clarify the party responsible for the quantitative process and appropriate risk disclosure relating to each of the asset classes that may be identified by the quantitative process has been included in the prospectus.

COMMENT 11 - FUND INVESTMENTS

      If mortgage-related investments and mortgage-related derivates are part of the Fund's principal investment strategy, include related disclosure in the Principal Investment Strategies section of the prospectus. Additionally, please confirm that all of the Fund's principal investment strategies are included in this section.

RESPONSE TO COMMENT 11

      The Principal Investment Strategies section states that "mortgage-backed securities" is one of the nine assets classes in which the Fund may invest. Each asset class which is a part of the Fund's principal investment strategy is included in this section.


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Jamie Walter
March 28, 2014
Page 5



COMMENT 12 - FUND INVESTMENTS

      Include, as applicable, risks relating to mortgage-related investments and mortgage-related derivates. If such investments are not a part of the Fund's principal investment strategy, include related risks in the Fund's statement of additional information.

RESPONSE TO COMMENT 12

      Risk disclosure relating to mortgage securities is included in both the Principal Risks and Additional Risks of Investing in the Fund sections. Mortgage-related securities are a part of the Fund's principal investment strategy.

COMMENT 13 - FUND INVESTMENTS

      The disclosure states that the Fund may invest in securities of investment companies, including ETFs. Disclose what types of ETFs the Fund will invest in. Additionally, please explain how the Fund's investment in other investment companies will comply with Rule 12d-1 under the Investment Company Act of 1940, as amended (the "1940 Act").

RESPONSE TO COMMENT 13

      The disclosure has been revised to state that the Fund may invest in "ETFs registered as investment companies under the 1940 Act." The Fund has received exemptive relief (Release No. 30377 (February 5, 2013) (File No 812-13895)) that allows it to invest in ETFs in excess of the limits imposed by the 1940 Act. The Fund may also rely on exemptive relief obtained by the ETFs in which the Fund may invest.

COMMENT 14 - MANAGEMENT OF THE FUND

      The disclosure states that Stonebridge is a "registered institutional advisor with the SEC." Replace "institutional" with "investment."

RESPONSE TO COMMENT 14

       The prospectus has been revised in accordance with this comment.

COMMENT 15 - FUND SERVICE PROVIDERS

      Please clarify in your correspondence which fees are paid to each service provider.



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Jamie Walter
March 28, 2014
Page 6




RESPONSE TO COMMENT 15

      Each Participating Insurance Company is paid an administrative services fee of 0.20% of average daily net assets to cover expenses incurred by the Participating Insurance Company in connection with these services. For Class I shares, the Fund may also spend up to 0.25% per year of its average daily net assets as a 12b-1 service fee.

COMMENT 16 - STATEMENT OF ADDITIONAL INFORMATION - GENERAL

      Please provide the release number for the exemptive relief that allows the Fund to invest in ETFs in excess of the limits imposed by the 1940 Act.

RESPONSE TO COMMENT 16

         Please see the response to Comment 13.


COMMENT 17 - STATEMENT OF ADDITIONAL INFORMATION - INVESTMENT ADVISORY AND OTHER SERVICES

      Revise the disclosure regarding managements fees and expenses to conform to the description of such fees and expenses in the prospectus.

RESPONSE TO COMMENT 17

      The statement of additional information has been revised in accordance with this comment.

                                     * * *


TANDY ACKNOWLEDGMENT

      In connection with the Trust's Registration Statement, the Trust acknowledges that;

      o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;


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Jamie Walter
March 28, 2014
Page 7



      o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy for the disclosure in the filing; and

      o the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.


                                                   Sincerely yours,

                                                   CHAPMAN AND CUTLER LLP



                                                   By:  /s/ Morrison C. Warren
                                                        ------------------------
                                                         Morrison C. Warren